Exhibit 99.2

Filing with the Taipei Exchange on July 5, 2021

No: 1

Subject: The Company will convene press conference with respect to material information

To which item it meets--article 4 paragraph xx:53

Date of events: 2021/07/05

Contents:

1. Date of occurrence of the event: 2021/07/05

2. Company name: Taiwan Liposome Company, Ltd.

3. Relationship to the Company (please enter "head office" or "subsidiaries"): head office

4. Reciprocal shareholding ratios: NA

5. Cause of occurrence: TLC announced details of its board-approved stock swap transactions with Woods Investment Company, Ltd. (“Woods”) at a press conference held at 4:00pm Taipei time at the Taipei Exchange (TPEx). Details of the stock swap transactions are as follows:

In response to the company's long-term development plan and realization of shareholders' investment, the company’s board of directors passed a resolution on July 5, 2021, for conducting a stock swap transaction, pursuant to which Woods will issue Series B preferred shares as consideration at NT$100 a share, without adjustment mechanisms for price or share conversion ratio, in exchange for common shares of the company, for Woods’ 100% stake in the company, at the exchange ratio of 1:1.

The company plans to discuss details of the stock swap transaction at the extraordinary general meeting scheduled for August 20, 2021. Should the resolution be passed by shareholders, the company plans to apply for termination of stock trading with TPEx and termination of public offering with Taiwan’s Financial Supervisory Commission. Delisting and cancellation of registration of the company’s American Depositary Shares (ADSs) on Nasdaq Global Market will also be conducted in accordance with applicable regulations. The share swap closing date, termination of trading securities on TPEx and cessation of public offering are tentatively scheduled to be October 8, 2021; actual date will be subject to the approval of the competent authorities.

In consideration of the company’s strategic development plan to target its products on the United States and European Union and the necessary funds and corresponding investment risks required in response to the challenge of increasing competition in overseas markets, George Yeh, President of the company and Director of Woods, following in-depth discussions with the management team and the board, has decided to privatize the company.

Major shareholders and PAG have allocated ~US$90 million to redeem the shares after taking into account potential participation in the rollover transactions. Upon completion of the rollover transaction, the company will become a wholly owned subsidiary of Woods, with no impact on the company's net value per share or earnings per share. Following privatization,

Woods will execute its global business and corporate strategies and seek further tactical options internationally, which includes ~US$50 million additional funding. The Series B preferred stocks issued by Woods will mature one month following the date of issuance. During the period from the date of issuance to ten days before the maturity date of the Series B preferred stock, shareholders of the Series B preferred stock will have the option of converting one Series B preferred share to one Woods common share and participating in the restructuring plan described above if meeting the documentation and procedural requirements laid forth by Woods. If the conversion application has not been duly made with the complete documentation within the prescribed period, Woods will fully redeem the remaining Series B preferred shares at NT$100 per share.

6. Countermeasures: None

7. Any other matters that need to be specified: None

No: 2

Subject: The application of cessation of public company status and termination of TPEx listing status are sent to EGM by the board of directors of the Company

To which item it meets--article 4 paragraph xx:53

Date of events: 2021/07/05

Contents:

1. Date of occurrence of the event: 2021/07/05

2. Company name: Taiwan Liposome Company, Ltd.

3. Relationship to the Company (please enter "head office" or "subsidiaries"): head office

4. Reciprocal shareholding ratios: NA

5. Cause of occurrence:

The Board of Directors approved the share swap transaction with Wood Investment (the “Share Swap”) and cessation of public company status.

(1) The Share Swap will be submitted to the extraordinary shareholders’ meeting for approval upon the approval of the Board of Directors. Upon the approval by Taipei Exchange and the FSC pursuant to applicable laws, the Company proposes to terminate its TPEx-listing status and cessation of public company status.

(2) The tentative closing date for the Share Swap is October 8, 2021, which is also the date on which the Company terminates its TPEx listing status and cessation of public company status.

6. Countermeasures: None

7. Any other matters that need to be specified: None

No: 3

Subject: The Board to approve amendments to 2020 employee stock option grant and subscription plan

To which item it meets--article 4 paragraph xx:11

Date of events: 2021/07/05

Contents:

1. Date of occurrence of the event: 2021/07/05

2. Date of the original announcement and reporting: 2020/11/27

3. Summary of the content originally announced and reported: The board of directors ratified the amendments to the “2020 Employee Stock Option Issuance and Share Subscription Plan.”

4. Reason for change and its main content:

(1) In order to meet the Company’s operational need

(2) Content prior to the Amendments

Article 5 Terms and Conditions:

2. Exercise period:

A. The term of the options is 5 years. Upon its expiration, any unexercised option shall be deemed waived, and the option holder will not be allowed to claim his/her option rights.

B. The options shall not be transferred, pledged, given as gifts or otherwise disposed of. However, these restrictions shall not apply when an option holder passes away; in such case, the decedent’s legal heirs shall be entitled to inherit the options.

C. The options shall become exercisable pursuant to the vesting schedule and the percentages set forth below from the date following the second anniversary of the option grant date.

Vesting Schedule of Employee Stock Options/Accumulated Percentage of Vested Options

The date following the second anniversary of the grant date (i.e. from the third year): 50%

During the 24-month period starting from the date following the second anniversary of the grant date: The accumulated percentage of vested options shall increase by 1/48 each month

The date following the fourth anniversary of the grant date (i.e. from the fifth year): 100%

(3) Content after the Amendment

Article 5 Terms and Conditions:

2. Exercise period:

A. The term of the options is 5 years. Upon its expiration, any unexercised option shall be deemed waived, and the option holder will not be allowed to claim his/her option rights.

B. The options shall not be transferred, pledged, given as gifts or otherwise disposed of. However, these restrictions shall not apply when an option holder passes away; in such case, the decedent’s legal heirs shall be entitled to inherit the options.

C. The options shall become exercisable pursuant to the vesting schedule and the percentages set forth below from the date following the second anniversary of the option grant date.

Vesting Schedule of Employee Stock Options/Accumulated Percentage of Vested Options

The date following the second anniversary of the grant date (i.e. from the third year): 50%

During the 24-month period starting from the date following the second anniversary of the grant date: The accumulated percentage of vested options shall increase by 1/48 each month

The date following the fourth anniversary of the grant date (i.e. from the fifth year): 100%

In the event of any merger, acquisition, share swap or other event that would result in a change of control of the Company (collectively, the “Change of Control Transaction”) before the expiration of the stock option, any granted but unvested stock options under the plan will become fully vested and are not subject to the aforementioned vesting schedule. The term for early exercise of stock option is subject to the approval of the Board of Directors.

5. Impact on the Company's finance and business after the change: None

6. Any other matters that need to be specified:

(1) Upon the approval of the board of directors, it is proposed to authorize the Chairman or his designated person(s) to negotiate, discuss, amend, execute, deliver and perform any documents relevant to the 2020 Plan, including but not limited to employee stock option agreement, and to take any and all actions for and on behalf of the Company, including but not limited to, make any necessary filing or report to the SFB or other competent authorities.

(2) After being discussed by the Board, this proposal will be presented to the most recent shareholders’ meeting for report.

No: 4

Subject: The board to approve amendments to 2018 employee stock option grant and subscription plan

To which item it meets--article 4 paragraph xx:11

Date of events: 2021/07/05

Contents:

1. Date of occurrence of the event: 2021/07/05

2. Date of the original announcement and reporting: 2020/11/27

3. Summary of the content originally announced and reported:

The Board to approve the “2018 Employee Stock Option Issuance and Share Subscription Plan.”

4. Reason for change and its main content:

(1) In order to meet the Company’s operational need

(2) Content prior to the Amendments

Article 5 Terms and Conditions:

2. Exercise period:

A. The term of the options is 5 years. Upon its expiration, any unexercised option shall be deemed waived, and the option holder will not be allowed to claim his/her option rights.

B. The options shall not be transferred, pledged, given as gifts or otherwise disposed of. However, these restrictions shall not apply when an option holder passes away; in such case, the decedent’s legal heirs shall be entitled to inherit the options.

C. The options shall become exercisable pursuant to the vesting schedule and the percentages set forth below from the date following the second anniversary of the option grant date.

Vesting Schedule of Employee Stock Options/Accumulated Percentage of Vested Options

The date following the second anniversary of the grant date (i.e. from the third year): 50%

During the 24-month period starting from the date following the second anniversary of the grant date: The accumulated percentage of vested options shall increase by 1/48 each month

The date following the fourth anniversary of the grant date (i.e. from the fifth year): 100%

D. The Board of Directors may adjust the aforementioned vesting period and percentage of the options as the case may be.

(3) Content after the Amendment

Article 5 Terms and Conditions:

2. Exercise period:

A. The term of the options is 5 years. Upon its expiration, any unexercised option shall be deemed waived, and the option holder will not be allowed to claim his/her option rights.

B. The options shall not be transferred, pledged, given as gifts or otherwise disposed of. However, these restrictions shall not apply when an option holder passes away; in such case, the decedent’s legal heirs shall be entitled to inherit the options.

C. The options shall become exercisable pursuant to the vesting schedule and the percentages set forth below from the date following the second anniversary of the option grant date.

Vesting Schedule of Employee Stock Options/Accumulated Percentage of Vested Options

The date following the second anniversary of the grant date (i.e. from the third year): 50%

During the 24-month period starting from the date following the second anniversary of the grant date: The accumulated percentage of vested options shall increase by 1/48 each month

The date following the fourth anniversary of the grant date (i.e. from the fifth year): 100%

In the event of any merger, acquisition, share swap or other event that would result in a change of control of the Company (collectively, the “Change of Control Transaction”) before the expiration of the stock option, any granted but unvested stock options under the plan will become fully vested and are not subject to the aforementioned vesting schedule. The term for early exercise of stock option is subject to the approval of the Board of Directors.

D. The Board of Directors may adjust the aforementioned vesting period and percentage of the options as the case may be.

5. Impact on the Company's finance and business after the change: None

6. Any other matters that need to be specified:

(1) Upon the approval of the board of directors, it is proposed to authorize the Chairman or his designated person(s) to negotiate, discuss, amend, execute, deliver and perform any documents relevant to the 2018 Plan, including but not limited to employee stock option agreement, and to take any and all actions for and on behalf of the Company, including but not limited to, make any necessary filing or report to the SFB or other competent authorities.

(2) After being discussed by the Board, this proposal will be presented to the most recent shareholders’ meeting for report.

No: 5

Subject: The Board approved the release of non-competition restrictions on managerial officer

To which item it meets--article 4 paragraph xx:21

Date of events: 2021/07/05

Contents:

1. Date of the board of directors resolution: 2021/07/05

2. Name and title of the managerial officer with permission to engage in competitive conduct: George Yeh, General Manager

3. Items of competitive conduct in which the officer is permitted to engage: The Company’s General Manager is acting as the chairman of Woods Investment Company Ltd.

4. Period of permission to engage in the competitive conduct: During the period of service as the general manager of TLC

5. Circumstances of the resolution (please describe the results of voting in accordance with Article 32 of the Company Act): Approved by all directors who attended the meeting

6. If the permitted competitive conduct belongs to the operator of a mainland China enterprise, the name and title of the managerial officer (if it is not the operator of a mainland China enterprise, please enter “N/A” below): N/A

7. Company name of the mainland China enterprise and the officer’s position in the enterprise: N/A

8. Address of the mainland China enterprise: N/A

9. Operations of the mainland China enterprise: N/A

10. Impact on the company’s finance and business: N/A

11. If the managerial officer or director has invested in the mainland China enterprise, the monetary amount of the investment and the officer or director’s shareholding ratio: N/A

12. Any other matters that need to be specified: None

No: 6

Subject: Announcement the Company's Board of Directors has resolved the postponed date of annual shareholders' meeting

To which item it meets--article 4 paragraph xx:17

Date of events: 2021/07/05

Contents:

1. Date of the board of directors resolution: 2021/07/05

2. General shareholders' meeting date: 2021/08/19

3. General shareholders' meeting time: 09:00 AM

4. General shareholders' meeting location: 7F, No. 3, Yuanqu St., Nangang Dist., Taipei

5. Regarding cause for convening the general shareholders' meeting, please refer to the material information of the company(XXXX/XX/XX): 2021/03/30

6. Method of convening shareholders meeting (in person / in person or attendance by videoconferencing ): in person

7. Any other matters that need to be specified:

(1) Shareholders whose register of shareholders, which was scheduled to stop transfer at the 2021/6/29 shareholders' meeting, have the right to attend the shareholders' meeting.

(2) The venue will be changed to 3F., No. 166, Jingmao 2nd Rd., Nangang Dist., Taipei under the circumstances that the pandemic treat level is tuned down by NHCC, and following the instruction of competent authority, right before August 3, 2021.

No: 7

Subject: The Board of the Company resolved to convene the first extraordinary general meeting of 2021

To which item it meets--article 4 paragraph xx:17

Date of events: 2021/07/05

Contents:

1. Date of the board of directors resolution: 2021/07/05

2. Extraordinary shareholders' meeting date: 2021/08/20

3. Extraordinary shareholders'' meeting location: 7F, No. 3, Yuanqu St., Nangang Dist., Taipei

4. Cause for convening the meeting I. Reported matters:

(1) Amendments to the Company’s 2020 and 2018 employee stock option grant and subscription plans

(2) Report of special committee for merger and acquisition

5. Cause for convening the meeting II. Acknowledged matters: None

6. Cause for convening the meeting III. Matters for Discussion:

(1) To approve share swap with Woods Investment Company, Ltd. and application for termination of TPEx trading according to Business Mergers and Acquisitions Act

(2) To approve cease the Company’s status as a public company

(3) To approve amendments to the Company’s article of incorporation

7. Cause for convening the meeting IV. Election matters: None

8. Cause for convening the meeting V. Other Proposals: None

9. Cause for convening the meeting VI. Extemporary Motions: None

10. Book closure starting date: 2021/07/22

11. Book closure ending date: 2021/08/20

12. Whether to announce proposal for profit distribution or loss off-setting in “Status of dividend distribution” section of MOPS: NA

13. Please explain the reason for not announcing proposal for profit distribution or loss off-setting: NA

14. Any other matters that need to be specified:

The venue will be changed to 3F., No. 166, Jingmao 2nd Rd., Nangang Dist., Taipei under the circumstances that the pandemic treat level is tuned down by NHCC, and following the instruction of competent authority, right before the issuance of notification of general meeting.

No: 8

Subject: Trading of the Company's shares has been approved by TPEx to resume on July 6, 2021

To which item it meets--article 4 paragraph xx:40

Date of events: 2021/07/05

Contents:

1. Date of occurrence of the event: 2021/07/05

2. Due to the pending release of material information, and upon approval by TPEx, the date for trading suspension of the company is: 2021/07/05

3. After providing a full explanation of the information relevant to the cause of trading suspension or the necessity to continue trading, and upon approval by TPEx, the date for trading resumption of the company is: 2021/07/06

No: 9

Subject: The board of directors of the company passed the share swap

To which item it meets--article 4 paragraph xx:11

Date of events: 2021/07/05

Contents:

1. Type of merger and acquisition (e.g.merger, spin-off , acquisition, or share transfer): Share Swap

2. Date of occurrence of the event: 2021/07/05

3. Names of companies participating in the merger and acquisition (e.g., name of the other company participating in the merger, newly established company in a spin-off,

acquired company, or company whose shares are transferred):

Woods Investment Company, Ltd.

Taiwan Liposome Company, Ltd.

4. Trading counterparty (e.g., name of the other company participating in the merger, company spinning off, or trading counterparty to the acquisition or share transfer): Woods Investment Company, Ltd.

5. Relationship between the trading counterparty and the Company (investee company in which the Company has re-invested and has shareholding of XX%), explanation of the reasons for the decision to acquire from or transfer shares to an affiliated enterprise or related party, and whether it will affect shareholders’ equity: The representative of Woods Investment Company, Ltd. is the general manager of the Company, who has extensive experience and expertise in the biotech industry.

6. Purpose of the merger and acquisition: For Company’s long term development and realization of shareholders’ interests.

7. Anticipated benefits of the merger and acquisition: Upon the completion of the merger and acquisition, the Company will adjust its nature and strategy for product development in response to the increasing competition in overseas markets.

8. Effect of the merger and acquisition on net worth per share and earnings per share: After the completion of the merger and acquisition, the Company will become a wholly-owned subsidiary of Woods Investment Company, Ltd. and the transaction will not affect the net worth per share and earnings per shares.

9. Share exchange ratio and calculation assumptions: The share exchange ratio for this share exchange is 1 ordinary share of the Company for 1 series B special share of Woods Investment Company, Ltd. The aforementioned share exchange ratio is determined by reference to (1) recent stock market price of the Company’s shares; (2) the Company’s audited financial statement for the period ending December 31, 2021; and opinion from independent experts. The independent experts have issued fairness opinions with respect to the share exchange ratio.

10. Whether the CPA, lawyer or securities underwriter issued an opinion on the unreasonableness regarding the transaction: Yes

11. Name of accounting, law or securities firm: Crowe (TW) CPAs

12. Name of CPA or lawyer: Ji-Sheng Qiu

13. Number of CPA or lawyer license: Reference No. Jin-Guan-Zheng-Shen-Zi-10200032833

14. Estimated date of completion:

The tentative closing date for the share exchange is October 8, 2021. However, if either party to the share exchange transaction fails to obtain the requisite approval from the competent authorities, complete the requisite reporting procedure and obtain requisite corporate approvals (including board of directors and/or shareholders’ meeting approvals), the independent director of the Company, May Kang is authorized to change the closing date together with Woods Investment Company, Ltd. and to make public announcement.

15. Matters related to the assumption of corporate rights and obligations of the dissolving company (or spin-off) by the existing or newly-established company: NA

16. Basic information of companies participating in the merger: The main business of Woods Investment Company, Ltd. is an investment company. The Company’s main business is bio-technology and health care industry.

17. Matters related to the spin-off (including estimated value of the business and assets planned to be transferred to the existing company or new company. The total no. of shares to be acquired by the spun-off company or its shareholders, and their respective types and no. Matters related to the reduction, if any, in capital of the spun-off company) (note: not applicable for announcements unrelated to spin-offs): NA

18. Conditions and restrictions for future transfer of shares resulting from the merger and acquisition: Not applicable to the shares issued by Woods Investment Company, Ltd.

19. Other important terms and conditions:

After share exchange, Woods Investment Company, Ltd. will conduct a restructuring with a newly incorporated Cayman entity TLC BioSciences Corp. After such restructuring, Woods Investment Company, Ltd. will become the wholly owned subsidiary of TLC BioSciences Corp.

Holders of Series B special shares of Woods Investment Company, Ltd. may, by ten days before the mature date of Series B special shares, apply to convert Series B special shares of Woods Investment Company, Ltd. into ordinary shares of Woods Investment Company, Ltd. at the ratio of 1:1 and participate in the restructuring of Woods Investment Company, Ltd. by submitting documents prescribed by Woods Investment Company, Ltd. including the necessary approval of the regulatory authority if required. Series B special shares not converted will be automatic redeemed at the mature date.

The chairperson of CHANG SHYANG ENTERPRISE CO., LTD., Yu-hua Lin has acquired 1,000,000 series A-1 special shares of Woods Investment Company, Ltd. and also entered into securities purchase agreement with PAG Growth Lynx Holding (BVI) Limited, pursuant to which the aforementioned shares will be charged to PAG to secure the repayment obligations under the exchangeable note. Yu-hua Lin or Chang Shyang Enterprise Co., Ltd. will participate in the operation of Woods Investment Company, Ltd. Therefore, Chang Shyang Enterprise Co., Ltd. and its representative excused themselves in the board meeting as a result of conflict of interest.

Shieh-Shung Chen s second degree kinship, LI-MEI Chen anticipates to acquire 2,520,000 series A-2 special shares of Woods Investment Company, Ltd. Therefore, Shieh-Shung Chen excused himself in the audit committee meeting and board meeting as a result of conflict of interest.

The Chairman, Keelung Hong and director, Moun-Rong Lin have expressed their intent to participate in the further restructuring plan of Woods Investment Company, Ltd. As the choice of participation will be given to all shareholders of the Company, so it did not create special rights or obligations. Therefore, such directors are not excused in the board meeting. After considering the Company’s long term development and shareholders’ interests, such directors voted for the share exchange.

20. Any objections from directors to the transaction: None

21. Is it related to new business model?: No

22. Explanation of new business model: NA

23. Transactions with the counterparty for the past one year and the next year: NA

24. Source of funds: The sources of funds of Wood Investment Company, Ltd. with respect to its cancellation of its series B special shares are: (1) cash capital increase by issuing series A special shares; and (2) loan from TLC BioSciences Corp. The source of funds of the loan provided by TLC BioSciences Corp. is from the issuance of exchangeable note by Teal Sea Holding Corp. to PAG Growth Lynx Holding (BVI) Limited. After the completion of the restructuring of Woods Investment Company, Ltd., the exchangeable not can be exchanged into preferred shares issued by TLC BioSciences Corp.

25. Any other matters that need to be specified:

The share exchange is subject to the Company’s shareholders’ approval pursuant to paragraph 6 of Article 29 of the Business Mergers and Acquisitions Act. The interpretation, effectiveness and performance should be governed by the laws of the Republic of China. Any undetermined matters will be handled pursuant to applicable laws and regulations.

No: 10

Subject: The Company will convene press conference with respect to material information (Updated)

To which item it meets--article 4 paragraph xx:53

Date of events: 2021/07/05

Contents:

1. Date of occurrence of the event: 2021/07/05

2. Company name: Taiwan Liposome Company, Ltd.

3. Relationship to the Company (please enter "head office" or "subsidiaries"): head office

4. Reciprocal shareholding ratios: NA

5. Cause of occurrence: TLC announced details of its board-approved stock swap transactions with Woods Investment Company, Ltd. (“Woods”) at a press conference held at 4:00pm Taipei time at the Taipei Exchange (TPEx). Details of the stock swap transactions are as follows:

In response to the company's long-term development plan and realization of shareholders' investment, the company’s board of directors passed a resolution on July 5, 2021, for conducting a stock swap transaction, pursuant to which Woods will issue Series B preferred shares as consideration at NT$100 a share, without adjustment mechanisms for price or share conversion ratio, in exchange for common shares of the company, for Woods’ 100% stake in the company, at the exchange ratio of 1:1.

The company plans to discuss details of the stock swap transaction at the extraordinary general meeting scheduled for August 20, 2021. Should the resolution be passed by shareholders, the company plans to apply for termination of stock trading with TPEx and termination of public offering with Taiwan’s Financial Supervisory Commission. Delisting and cancellation of registration of the company’s American Depositary Shares (ADSs) on Nasdaq Global Market will also be conducted in accordance with applicable regulations. The share swap closing date, termination of trading securities on TPEx and cessation of public offering are tentatively scheduled to be October 8, 2021; actual date will be subject to the approval of the competent authorities.

In consideration of the company’s strategic development plan to target its products on the United States and European Union and the necessary funds and corresponding investment risks required in response to the challenge of increasing competition in overseas markets, George Yeh, President of the company and Director of Woods, following in-depth discussions with the management team and the board, has decided to privatize the company.

Major shareholders and PAG have allocated ~US$90 million to redeem the shares after taking into account potential participation in the rollover transactions. Upon completion of the rollover transaction, the company will become a wholly owned subsidiary of Woods, with no impact on the company's net value per share or earnings per share. Following privatization, Woods will execute its global business and corporate strategies and seek further tactical options internationally, which includes ~US$50 million additional funding. The Series B preferred stocks issued by Woods will mature one month following the date of issuance. During the period from the date of issuance to ten days before the maturity date of the Series B preferred stock, shareholders of the Series B preferred stock will have the option of converting one Series B preferred share to one Woods common share and participating in the restructuring plan described above if meeting the documentation and procedural requirements laid forth by Woods. If the conversion application has not been duly made with the complete documentation within the prescribed period, Woods will fully redeem the remaining Series B preferred shares at NT$100 per share.

6. Countermeasures: None

7. Any other matters that need to be specified:

Q1: What is the most recent development progress of pipelines of TLC? What is the main consideration to decide privatization at this moment?

A1: Phase 3 clinical trial for TLC599- extended released drug program for osteoarthritis pain completed enrollment in end of last year. The company reckons that the results of clinical trial will readout in the first half year of 2022, and the company will file for US NDA. The phase II clinical trial of TLC590 is complete, and the company had End-of-Phase-2 meeting with FDA. After entrance of India market, there are plans to distribute Ampholipad in US market and Europe market. The company will need huge funding to set up a sales team. In order to mitigate investment risk, the company decided to privatize.

Q2: After privatization, does company have plans to float on other capital markets? Please explain the relationship with PAG group.

A2: PAG group manages US$40 billion in assets with more than 150 institutional investors worldwide. In consideration of future expansion plan towards US and Europe markets, the company needs long term funding to shore up operation. The company plans to go private first and then undergo organizational restructure. The company does not rule out the possibility to float on other capital markets to procure funding for research and development.

Q3: Based on planned share swap, the shareholder of TLC will transfer to preferred shares shareholder of Woods investment company Ltd. at the ratio of 1:1, then decide whether to transfer to ordinary shares shareholder at the ratio of 1:1 within 20 days since first transfer. Please explain the reason to adopt a 2 phase mechanism. As to the shareholder of TLC who are not willing to transfer to preferred shares shareholder of Woods investment company, Ltd., how will the company cope with these investors.

A3: The investment philosophy of each shareholder is different, some may prefer to cash out at a premium, and some may wish to stay as part of the company for future development. A single consideration would not satisfy all shareholders, which is why we adopted this structure for the interest of different shareholders. If the shareholders prefer to cash out, it would be granted 1 month after the transfer of preferred shares without additional work; if the shareholders prefer to join the future, they could exercise their options to exchange for ordinary shares, at the ratio of 1:1. As mentioned in the press release, the shareholders who transfer to ordinary shares shall support the company restructure plan. Under the planed structure, there will be a newly setup Cayman company, the shareholders will further transfer to Cayman company, and TLC will be controlled by the Cayman company, which will be the listing entity in the future. The main entity of the Cayman company will be TLC Biosciences Corp., the transfer ratio will be the same, at 1:1, from TLC to Woods investment company, Ltd. to TLC Biosciences Corp. After consummation of privatization, the company expects additional funding amounting to US$50 million will be contributed to drive the whole operation and business strategy.